Exhibit 8

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON UPDATES WINTER EXPLORATION WORK IN THE
ATHABASCA BASIN
Toronto, ON — April 27, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to provide this update on the results of the exploration programs at a number of projects operated by Denison in the Athabasca Basin, Saskatchewan.
Wheeler River
On Denison’s 60% owned Wheeler River project, a total of 30 holes for 14,551 metres were drilled this winter, with the major focus being directed to defining the favourable stratigraphy along strike from the known mineralization in the Phoenix deposit, Zones A and B. While the program did not locate additional zones, the program did identify opportunities for expanding the existing estimates of mineral resources in Zone A, and further expanding the favourable stratigraphy.
Zone A Seven holes totalling 3,197 metres were drilled returning interesting and significant results from the eastern margin of the northern part of the zone. Two holes, WR-366 and WR-369 (see the attached map), returned low-grade intersections outside the margin of the previously recognized mineralization. In addition, WR-376 returned 12.73% eU3O8 over 5.4 metres in an area which was previously expected to be low-grade. WR-383, 10 metres southeast of WR-376, intersected 4.62% over one metre at the unconformity and 4.10% over 0.5 metre well into the basement at 409.2 metres. This occurrence of high grade mineralization is believed to be associated with a previously unknown east/west structure, which, if present, could possibly change the current three-dimensional model of the Zones. The upcoming summer program is planning to test the eastern side of Zone A for further extensions of high grade mineralization and other parallel east/west structures.
Zone C One drill rig concentrated on extending the Zone C further to the south from the most southwest mineralized intersection (WR-328, 9.65% eU3O8 over 0.80 metres). A total of 16 holes for 6,720 metres were drilled on primarily 50 and 100 metre step-outs along the geophysically indicated trend. The favourable horizon has now been extended approximately 800 metres and remains open to the southwest. All holes were strongly altered, but many either overshot or undershot the narrow mineralized horizon. Based on this drilling, Zone C appears to be a very narrow mineralized zone, unlike Zones A and B. At the present time no further work is planned on this area.
Zone D Seven holes totalling 3,537 metres were completed in the Zone D area. Significant sandstone alteration was intersected, along with anomalous basement mineralization at a depth of 150 metres below the unconformity on an open-ended cross cutting structure. This cross structure will be the focus of future work in this Zone.
Other Two holes totalling approximately 1,098 metres were drilled. One of the holes was on the REa area west of the Phoenix deposit, and the second was drilled on a resistivity anomaly on the west side of the quartzite ridge. No anomalous mineralization was noted.
The summer program will include approximately 20,000 metres of drilling and will be further defined at a Joint Venture meeting in early May.

Moore Lake
An eight hole, 3,305 metre drill program was completed at Moore Lake. The focus of the program was to test a number of widely spaced geophysical resistivity anomalies, interpreted to reflect the down-strike extension of the mineralized Maverick stratigraphy and outlying sandstone breaches (brittle reactivated basement faults). Drilling in a relatively untested area approximately three kilometres east of the Maverick zone returned a value of 0.31% U3O8 over 1.0 metres in ML-165 from a depth of 292 metres in intensely altered sandstone underlain by some of the most strongly graphitic (locally massive) basement rocks yet observed on the Moore Lake property. A follow-up hole, ML-169, drilled on section and a step-out 25 metres behind, returned 0.11% U3O8 over 0.5 metres from a depth of 288.25 metres. This combination of strong graphite, together with strongly anomalous sandstone and uraniferous mineralization over at least a 25 metre width makes this area a prime focus for follow up. Chemical analyses were completed by SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan and were a combination of geochemical and assay methods.
Hatchet Lake
The winter program on the 50% owned Hatchet Lake Property included ground geophysics and diamond drilling in the Richardson Lake area. Historic drilling in this area had intersected anomalous uranium and other metals, as well as evidence of faulting and alteration, in an area of relatively thin sandstone cover. Only three holes totalling 802 metres, out of 12 proposed holes were completed due to contractor delays and operational drill problems. A further four holes were lost in overburden or sandstone. Despite the difficulties, the completed drill holes returned some interesting results with anomalous radioactivity intersected in the basement and are tabulated as follows:

	From	To	Thickness	Grade
Hole #	(m)	(m)	(m)	(% eU3O8)
RL-11-01	97.65	98.05	0.4	0.13%
and	122.25	122.45	0.2	0.06%
RL-11-02A	107.65	108.45	0.8	0.15%
RL-11-03	92.55	92.85	0.3	0.06%
Joint Venture Participants
Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest. All previous and current drill results from Phoenix have been tabulated and are presented on our website at www.denisonmines.com. The participants in the Moore Lake Joint Venture are Denison (75% and operator) and JNR Resources Inc. The participants in the Hatchet Lake Joint Venture are Denison (50% and operator) and Virginia Energy Resources Inc.
Qualified Person
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101.
All drill holes reported for Wheeler River were drilled at either -80 or -90 degrees and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths. The Hatchet Lake drill holes were drilled at either -65 or -70 degrees, and the mineralized Moore Lake holes were drilled at -70 degrees. At Moore Lake, chemical analyses were completed by SRC Geoanalytical Laboratories of Saskatoon, Saskatchewan, and the grades are reported at a 0.05% U3O8 cut-off. At Wheeler River and Hatchet Lake, the grades presented are measured using down hole geophysical probes which measure natural gamma radiation, from which an indirect estimate of uranium content can be made. The result is referred to as “eU3O8” or “equivalent U3O8”, and are presented at a cut-off of 0.05% eU3O8 for all holes except for Wheeler River holes WR-366, WR-369, WR-376, and WR-383, which are reported at a 1.0% eU3O8 cut-off. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2011 filed under the Company’s profile on the SEDAR website.

About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Reported results using downhole probe equivalent grade.
• This map only shows results of drilling for the 2011 winter program. Please refer to Denison's website for all prior results.
• Grade x Thickness contours based on results to hole WR-384 of the winter program.
• To accompany press release dated April 27, 2011
Zone A (Nov 17, 2010)
Indicated 89,900 t @ 18.0% U_3O_8
35,638,000 lbs. U_3O_8
WR-379
0.10%eU_3O_8/0.4m
WR-373
0.12%eU_3O_8/0.2m
WR-369
1.56%eU_3O_8/1.2m
WR-366
1.85%eU_3O_8/1.1m
WR-376
12.73%eU_3O_8/5.4m
WR-383
4.62%eU_3O_8/1.0m
WR-384
WR-373
WR-379
WR-383
Zone D
Zone B
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U_3O_8(%eU_3O_8)*m)
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
Uranium Intersection
0
200m